EXHIBIT 99.1

S. Wayne Kay
Chief Executive Officer and
 Director

24th of May 2011

INVITATION TO SHAREHOLDERS

Dear Shareholder,

I would like to invite you to attend our 2011 Annual General Meeting. It will be held on Wednesday, June 22, 2011 at 9:00 A.M, Pacific Daylight Time, at Response Biomedical Corporation, Maple Room, 1781-75th Avenue W. Vancouver, BC, Canada, V6P 6P2.

It is important that you use this opportunity to take part in the affairs of Response Biomedical Corporation, by voting on the business to come before this meeting. After reading the enclosed Information Circular, please promptly mark, sign, date and return the enclosed Proxy or voting instruction form and the reply card as instructed to ensure that your shares will be represented. Regardless of the number of shares you own, your careful consideration of, and vote on, the matters before our shareholders is important.

We look forward to seeing you at the annual meeting.

DATED at Vancouver, British Columbia, this 24th day of May, 2011.

S. Wayne Kay
Chief Executive Officer and Director

1781-75th Avenue W.
Vancouver, BC
Canada V6P 6P2

Your vote is important. We encourage you to sign and return your Proxy prior to the meeting even if you cannot attend. Submitting your vote promptly will save your company the cost of additional Proxy solicitation.

1781-75th Avenue W.
Vancouver, BC
Canada V6P 6P2

NOTICE OF 2011 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting (the “Meeting”) of the shareholders of RESPONSE BIOMEDICAL CORPORATION (“Response” or the “Company”) will take place as follows;

Time and Date………………..	9:00 A.M., Pacific Daylight Time, Wednesday, June 22, 2011
Location ………………………	Response Biomedical Corporation Maple Room 1781-75th Avenue W. Vancouver, BC Canada V6P 6P2
Meeting Agenda ……………
(1) To consider and, if thought fit, approve an ordinary resolution setting the size of the Board of Directors at 8 members;
(2) To elect Directors to hold office until the Company’s next annual general meeting;
(3) To re- appoint Ernst & Young LLP as the auditors of the Company to hold office until the next Annual General Meeting at a remuneration to be fixed by the Board of Directors;
(4) To receive and consider the consolidated financial statements of the Company for the financial year ended 31st December 2010, together with the auditor’s report thereon;
(5) To transact such other business as may properly be brought before the Meeting.

This Notice of Meeting, the Information Circular, the form of Proxy and the reply card are first being sent to shareholders of the Company on or about 24 May 2011.

DATED at Vancouver, British Columbia, this 24 day of May, 2011.

BY ORDER OF THE BOARD

S. Wayne Kay
Chief Executive Officer and Director

Table of Contents

INFORMATION CIRCULAR	3

Who is entitled to vote?	3

How do I vote?	3

Voting by Non-Registered Shareholders	3

Solicitation of Proxies	4

Appointment of Proxies	5

Voting of Proxies	5

Exercise of Discretion	5

Quorum and Votes Necessary to Approve Matters at Meeting	6

BUSINESS OF THE MEETING	7
Item 1 – Increase Board size	7
Item 2 – Election of Directors	7
Item 3 - Appointment of Auditors	10
Item 4 – Receive the Financial Statements	10

EXECUTIVE COMPENSATION DISCUSSION AND ANALYSIS	10
Compensation Committee	10
Overview of Executive Compensation	11
Compensation Elements	11
Performance Graph	13
Particulars of Named Executive Officer Compensation	14
Summary Compensation Table	15
Incentive Plan Awards	15
Long-Term Incentive Plans	15
Stock Options	16
Equity Compensation Plan Information	17
Outstanding Share-Based Awards and Option-Based Awards	17
Incentive Plan Awards	18
Termination of Employment, Change in Responsibilities and Employment Contracts	18
Compensation of Directors	19
Director Compensations - 2010	20

CORPORATE GOVERNANCE PRACTICES	20
Composition of the Board	21
Board Committees	21
Audit Committee	22
Compensation Committee	22
Nomination and Corporate Governance Committee	23
Summary of Attendance of Directors	25
Code of Ethical Conduct	25
Interest of Insiders in Material Transactions	25
Interest of Certain Persons in Matters to be Acted Upon	25
Indebtedness of Directors and Senior Officers	26
Additional Information	26

SCHEDULE “A”	29
Corporate Governance Guidelines	29

INFORMATION CIRCULAR

Who is entitled to vote?

All registered shareholders as of 18th May, 2011 or persons they appoint as their Proxy holders are permitted to attend and/or vote at the Meeting. On a show of hands, each registered shareholder present in person or by Proxy shall have one vote, and on a poll, each registered shareholder present in person or by Proxy shall have one vote for every Share of which the registered shareholder is the registered shareholder on the record date for voting at the Meeting.

The authorized capital of Response Biomedical Corporation (the Company) consists of an unlimited number of Shares without par value, of which 38,950,262 were issued and outstanding as of 18th May, 2011, which is the record date for notice of and voting at the Meeting.

To the best of the knowledge of the Directors and executive officers of the Company, no person beneficially owns, directly or indirectly, or controls or directs, Shares carrying 10% or more of the voting rights attached to any class of voting securities of the Company as at 18th May, 2011.

How do I vote?

If you are a registered shareholder and are unable to attend the Meeting in person, please date and execute the accompanying form of Proxy and deposit it with Computershare Investor Services Inc., Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1, Fax: 1-866-249-7775, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting or any adjournment thereof.

If you are a non-registered shareholder and receive materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or intermediary.  If you wish to attend the Meeting in person or designate another person to attend the Meeting in your place, write your name or the name of your designate, on the “Appointee” line on the voting instruction form provided by your broker, sign and date the form and return it in the envelope provided.

If you are a non-registered shareholder and do not complete and return the materials in accordance with the foregoing instructions, you may lose the right to vote at the Meeting

If you have any questions about the procedures to be followed to qualify to vote at the Meeting or about obtaining and depositing the required form of Proxy, you should contact Computershare Investor Services Inc. by telephone (toll free) at 1-800-564-6253.

Voting by Non-Registered Shareholders

In many cases, shares beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

(a)
In the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Shares, such as a bank, trust company, securities dealer or broker or trustee or administrator of self-administered RRSPs, RRIFs, RESPs or similar plans; or

(b)	In the name of a depository (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

In accordance with the requirements of applicable securities laws, the Company has distributed to the depositories and Intermediaries copies of the Notice of Meeting, this Information Circular, the form of Proxy, and the reply card for use by shareholders who wish to receive the Company’s financial statements (collectively, the “Meeting Materials”) for onward distribution to Non-Registered Holders.

Intermediaries are required to forward Meeting Materials to Non-Registered Holders, unless a Non-Registered Holder has waived the right to receive them.  Very often, Intermediaries will use service companies, such as Broadridge Financial Solutions Inc. (“Broadridge”), to forward the Meeting Materials to Non-Registered Holders.  Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)
Receive, as part of the Meeting Materials, a voting instruction form which must be completed, signed and delivered by the Non-Registered Holder in accordance with the directions provided by the Intermediary on the voting instruction form (which may in some cases permit the completion of the voting instruction form by telephone or through the internet); or

(b)
Be given a form of Proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted to the number of Shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted.  This form of Proxy need not be signed by the Non-Registered Holder.  In this case, the Non-Registered Holder who wishes to submit a Proxy should otherwise properly complete this form of Proxy and deposit it as described above.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Shares they beneficially own.  Should a Non-Registered Holder who receives either a Proxy or a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the accompanying Proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary or its service company.

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the management of RESPONSE BIOMEDICAL CORPORATION (the “Company”) to be used at the annual general meeting (the “Meeting”) of shareholders of the Company to be held at the headquarters of Response Biomedical Corporation, 1781-75th Avenue West, Vancouver, British Columbia at 9:00 a.m. (Vancouver time) on 22 June 2011, and at any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of Annual General Meeting (“Notice of Meeting”).  While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by Directors, Officers and employees of the Company. All costs of this solicitation will be borne by the Company.

Appointment of Proxies

The persons named in the enclosed Proxy are Directors or Officers of the Company.  A registered shareholder has the right to appoint a person, who need not be a shareholder, to attend and act for the shareholder and on the shareholder’s behalf at the Meeting other than either of the persons designated in the accompanying form of Proxy, and may do so either by striking out the printed names and inserting the name of such other person in the blank space provided in the Proxy or by subsequently completing another suitable form of Proxy.
A Proxy will not be valid unless the completed and signed Proxy is delivered to the offices of Computershare Investor Services Inc., Proxy Dept., 100 University Avenue 9th Floor, Toronto, Ontario, M5J 2Y1, Fax:1-866-249-7775, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the scheduled commencement of the Meeting or any adjournment or postponement thereof.  An undated but executed Proxy will be deemed to be dated the date of mailing of the Proxy.

Revocation of Proxies

A registered shareholder who has given a Proxy may revoke it at any time before it is exercised by an instrument in writing: (a) executed by the registered shareholder or by such shareholder’s attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation; and, (b) delivered to the office of Computershare Investor Services Inc., Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, Fax: 1-866-249-7775, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment or postponement thereof, or to the Chairman of the Meeting on the day of the Meeting or any adjournment or postponement thereof, before any vote in respect of which the Proxy is to be used shall have been taken, or in any other manner provided by law.  Attendance at the Meeting and participation in a poll by a registered shareholder will automatically revoke the Proxy.

Voting of Proxies

Common shares of the Company (“Shares”) represented by properly executed proxies will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the Shares represented by such proxies will be voted accordingly.  If no choice is specified, the persons designated in the accompanying form of Proxy will vote FOR all matters proposed by management at the Meeting.  If for any reason the instructions of a shareholder in a Proxy are uncertain as they relate to the election of Directors, the Proxy holder will not vote the Shares represented by that Proxy for any Director.

Exercise of Discretion

The shares represented by any Proxy in favour of the management nominees will, if the instructions contained in the Proxy are certain, be voted or withheld from voting on any poll in accordance with the instructions of the registered shareholder in the Proxy and, if the registered shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly. In the absence of such direction or where the instructions are uncertain, it is intended that such Shares will be voted for the approval of the items set out in the Proxy.  Further, it is intended that such Shares will be voted in favour of each of the nominees for election as Directors set out therein.  The Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to any matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.  At the time of mailing or other publication of this Information Circular, management of the Company knew of no such amendments, variations, or other matters to come before the Meeting.  If any amendment, or variation or other matter comes before the Meeting the persons named in the Proxy will vote in accordance with their judgment on such amendment, variation or other matter.

Quorum and Votes Necessary to Approve Matters at Meeting

Under the Company’s articles of incorporation, quorum for the transaction of business at a general meeting is at least two registered shareholders present at the Meeting, in person or by Proxy, holding in the aggregate, not less than 5% of the issued Shares entitled to vote at the Meeting.

In order to be validly approved, each of the matters described herein to be considered by shareholders at the Meeting must be approved by an ordinary resolution passed by those shareholders.  An ordinary resolution means that the resolution must be approved by not less than a simple majority of the votes cast by the shareholders of the Company who voted in person or by Proxy at the Meeting.

BUSINESS OF THE MEETING

Item 1 – Increase Board size

Under the Company’s Articles, the shareholders are required to set the size of the Board of Directors from time to time by ordinary resolution. At the Meeting, the terms of all existing Directors will come to an end and 5 of those members have agreed to stand for re-election with the exception of Todd R. Patrick, not standing for re-election, and Richard K. Bear, not standing for re-election.  In addition, the Board of Directors has identified 3 additional individuals, Joseph D. Keegan, Clinton H. Severson, and Lew Shuster, who it believes have the skills and experience necessary to make valuable contributions to the ongoing work of the Board of Directors.

Accordingly, at the Meeting shareholders will be asked to consider and, if thought appropriate, approve an ordinary resolution setting the size the Company’s Board of Directors at 8 so that the shareholders can then properly consider the nominees for election who are described in more detail below.

Item 2 – Election of Directors

The eight individuals named below will be presented for election at the Meeting as management’s nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or with the provisions of the Business Corporations Act (British Columbia).

NOMINEES

The nominees for election to the Board of Directors at the 2011 Annual Meeting are Richard J. Bastiani, Ph.D., Anthony F. Holler, M.D., S. Wayne Kay, Joseph D. Keegan, Ph.D., Clinton H. Severson, Lewis J. Shuster, Peter Thompson, M.D., and Jonathan Wang, Ph.D. Please see “Nominees for Election as Directors” below for information concerning the nominees.

In addition to the nominees specified above, Response is actively seeking and considering other potential candidates to serve as directors.  In the event that one or more additional candidates is identified after the Meeting and the Board of Directors determines that it is in Response's best interests to add such director or directors to the Board of Directors, such nominees may be added as directors either through the use of the Board of Directors' power to appoint additional directors between annual meetings or otherwise in accordance with applicable law.

The following table sets out the names of the nominees for election as Directors, the city in which each is ordinarily resident, all offices of the Company now held by each of them, the period of time for which each has been a Director of the Company, the number of common shares of the Company beneficially owned by each, directly or indirectly, or over which control or direction is exercised, and their principal occupations during the past five years, as of 18th May 2011.

NOMINEES FOR ELECTION AS DIRECTORS
Name, Place of Residence and Office 1	Number of Shares Owned or Controlled2	Principal Occupation for Past Five Years1
Richard J. Bastiani, PhD Los Gatos, CA, USA Director and Chairman of the Board since 30 of March 2006	133,333
Chairman of ID Biomedical Corp., a vaccine manufacturing company, from October 1996 to December 2005.  Director of Abaxis, Inc. since 1995.  Dr. Bastiani also sits on the Board of three private companies: Pathwork Diagnostics (since 2006); DiscoveRx (since 2000); and Satoris (since 2006)

Anthony F. Holler, MD Vancouver, BC, Canada Director since 30 of March 2006	368,350
A founder of ID Biomedical Corp., holding a number of executive positions, including CEO and Director in the period March 1991 to December 2005.  Chairman of CRH Medical Corporation from December 2005 to present.  Chairman of Trevali Resources Corp. from 2010 to present.  Chairman of Inviro Medical Inc. from May 2006 to present.

S. Wayne Kay Rancho Santa Fe, CA, USA Director and Chief Executive Officer since 11 September 2007	67,670
CEO and Director of Response Biomedical Corp., from September 2007 to present. Executive Consulting Services from October 2004 to September 2007.  President, Chief Executive Officer and Director of Quidel Corporation from January 2001 to October 2004.

Joseph D. Keegan, PhD Atherton, CA, USA	Nil
President, CEO, and Director of ForteBio Inc. from 2007 to present. President, CEO, and Director of Molecular Devices Corp from 1998 to 2007. Currently serves on the Board of Directors for  ALSSA as Chairman, Seahorse Bioscience Inc. and Stereotaxis, Inc.

Clinton H. Severson Palo Alto, CA, USA	Nil	Chairman, President, and CEO of Abaxis Inc. from June 1996 to present. Director, Trinity Biotech from November 2008. Director, CytoCore, Inc. from November 2006 to present.
Lew Shuster Encinitas, CA, USA	Nil
Founder and CEO of Shuster Capital from 2002 to present. CEO of Kemia Inc., from June 2003 to November 2007. Director and Chairman of the Audit Committee of Epitomics, Inc., from 2002 until May 2010. Director and Chairman of the Audit Committee of Sorrento Therapeutics Inc., from September 2009 to February 2010. Director of Retrotope since April 2008, a privately held biotech company. Director and Chairman of the Audit Committee since April 2010 of Complete Genomics, Inc. Director and Chairman of the Audit Committee since September 2010 for MSN Health, LLC. Director of ADVENTRX Pharmaceuticals, Inc. since April 2011.

1 The information as to place of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective nominees individually

2 The information as to Shares beneficially owned or over which a nominee exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective nominee individually as of 31 March 2011

Peter Thompson, MD Bellevue, WA, USA Director since 27 July 2010	Nil
Founder and Managing Director of Strategicon Partners from January 2001 to present. Co-founder, CEO and Chairman of Trubion Pharmaceuticals from March 2001 to November 2009. Director, CoDa Therapeutics from May 2007 to present. Director, Anthera from February 2011 to present. Director, Principia from February 2011 to present.

Jonathan Wang, PhD Shanghai, China Director since 27 July 2010	Nil
Senior Managing Director, Asia, OrbiMed Advisors, LLC from 2007 to present. General Manager, Burrill Greater China Group from 2004 to 2007. Managing Director, WI Harper Group from 2001 to 2004. Co-Founder and Chairman BayHelix Group from 2001 to present. Director, ForteBio Inc. from 2008 to present. Director, PharmAbcine Inc. from 2009 to present. Director, EA, Inc. from 2010 to present. Director, Bonovo Orthopedics, Inc. from 2010 to present.

The Board of Directors has established a number of standing committees, whose functions and mandates are described elsewhere in this Information Circular. The current members of the Company’s Compensation Committee are Dr. Anthony F. Holler (Chair) and Jonathan Wang.  The current members of the Company’s Audit Committee are Richard K. Bear (Chair), who will be replaced following the Meeting, Dr. Richard J. Bastiani and Todd R. Patrick, not standing for re-election, and Dr. Peter Thompson.  The current members of the Company’s Nomination and Corporate Governance Committee are Dr. Peter Thompson  (Chair), Dr. Anthony F. Holler, Todd R. Patrick, not standing for re-election, and Richard K. Bear, not standing for re-election.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as described below, to the knowledge of the Company, no nominee for election as a Director:

(i)	is, at the date hereof or has been, within the 10 years before, a director, chief executive officer or chief financial officer of any company, that while that person was acting in that capacity:
(a)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for more than 30 consecutive days, or
(b)
was subject to an event that resulted, after the director or executive officer ceased to be a director, chief executive officer or chief financial officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for more than 30 consecutive days, or

(ii)
is, as at the date hereof or has been, within the 10 years before, a director or executive officer of any company, that while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(iii)
has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer.

(iv)
Anthony Holler is a former director of Inviro Medical Inc. ("Inviro").  Inviro is a company incorporated under the laws of Canada which owns certain intangible assets including goodwill and customer relationships, and all of the issued and outstanding shares of Inviro Medical Devices, Inc. (the "US Subsidiary").  The US Subsidiary owns inventory manufactured in accordance with licences issued by the Department of Health of the Government of Canada and the Food and Drugs Administration of the United States of America.  On October 29, 2010, Inviro declared that it was no longer a going concern, and on or about that date, Inviro ceased to carry on business and all of its directors and officers, including Mr. Holler, resigned.  On February 7, 2011, Mr. Holler, on behalf of a committee of debenture holders of Inviro, filed a Notice of Civil Claim seeking, among other things, an order for the appointment of a receiver of all of the assets and undertakings of Inviro. On February 10, 2011, the Supreme Court of British Columbia issued an order appointing Alvarez & Marsal Canada Inc. (the "Receiver") as receiver and receiver and manager of all of the assets, undertakings and properties of Inviro. The Receiver is in the process of supervising the sale of all remaining assets of Inviro's US subsidiary.

Item 3 - Appointment of Auditors

Unless otherwise instructed, the accompanying form of Proxy will be voted for the reappointment of Ernst & Young LLP as the auditors of the Company to hold office until the close of the next annual general meeting of the Company at remuneration to be fixed by the Board of Directors.  Ernst & Young LLP were first appointed auditors of the Company on 14 June 1995.

Item 4 – Receive the Financial Statements

The consolidated financial statements of the Company for the twelve month period ended December 31, 2010 and the auditors’ report thereon will be placed before the shareholders at the Meeting.

EXECUTIVE COMPENSATION DISCUSSION AND ANALYSIS

Compensation Committee

The Company has a Compensation Committee comprised of the following independent directors: Dr. Anthony F. Holler (Chair) and Dr. Jonathan Wang.  The Compensation Committee provides, on behalf of the Board of Directors, detailed review, oversight and approval of our policies, practices and procedures relating to human resources to ensure ongoing, long-term development and deployment of high-calibre senior management resources.  The committee reviews the performance of the Chief Executive Officer and is responsible for succession planning for the Chief Executive Officer position.  It also reviews compensation to ensure the relationship between senior management performance and compensation is appropriate and set with reference to competitive benchmarks, and monitors succession planning for senior management.

Overview of Executive Compensation

Historically, the compensation of executive officers has been comprised primarily of cash salary and the allocation of incentive stock options.  In 2007, the Company implemented a short-term incentive plan (the “Short-Term Incentive Plan”) intended to focus and align the efforts of executive officers to deliver on key Company goals.

In establishing levels of remuneration and in granting stock options, an executive's performance, level of expertise, responsibilities, length of service to the Company and comparable levels of remuneration paid to executives of other companies of comparable size and development within the industry are taken into consideration.  Interested executives do not participate in reviews, discussions or decisions of the Board of Directors regarding their remuneration.

The general compensation philosophy of the Company for executive officers is to provide a level of compensation that:

(a)	Is competitive within the North American marketplace;
(b)	Will attract and retain individuals with the experience and qualifications necessary for the Company to be successful;
(c)	Will provide long-term incentive compensation which aligns the interest of executives with those of shareholders; and,
(d)
Will provide long-term incentives to senior management whose actions have a direct and identifiable impact on the performance of the Company and who have material responsibility for development and implementation of long-range strategy.

The Company periodically benchmarks the base salary element against local and national market data provided by several salary survey sources.  All positions below the executive level also include base salary, an annual short-term incentive plan (the “Short Term Incentive Plan”)and stock options.  The salary range maximums for positions below the executive level are at the 50th percentile of corresponding positions in those companies we compare against for our compensation levels and practices.

The compensation of our executives is designed to reflect their individual performance and short and longer-term Company results.  Base salary increases and annual incentives achieved are directly impacted by how well each senior executive has performed as an individual as well as the overall success of the Company.

Compensation Elements

The compensation package for executives is composed of the following salary elements: base salary, short-term incentives, stock options and, in some cases, perquisites. The overall compensation package has at-risk components that vary from year to year depending on our business results and individual performance.

1.	Base Salary

Providing a market competitive base salary is necessary to attract new talent and retain skilled executive talent. Actual salary levels are determined based on the individual’s performance, responsibilities and experience. In establishing the base salary for each senior executive, the Company targets the market median (50th percentile) paid for comparable executive positions.

On an annual basis the base salaries of executives are reviewed as part of the performance management process. All employees, including senior executives, have individual objectives against which their performance is assessed through performance review discussions with their manager. The performance review ratings are used for determining increases to base salary.

The Chief Executive Officer recommends base salary increases for executives to the Compensation Committee of the Board. In the case of the Chief Executive Officer, the Board reviews and assesses the competitiveness of the Chief Executive Officer’s compensation.  The Compensation Committee of the Board evaluates the Chief Executive Officer’s performance against the prior year’s objectives and finalizes the evaluation. At the beginning of each year the Compensation Committee works with the Chief Executive Officer to set performance objectives for the following year. Mr. Kay is a participant in the Short Term Incentive Plan and the Company’s stock option plan (the “2008 Stock Option Plan”).

2.	Short Term Incentive Plan

The objectives of the Short Term Incentive Plan are to: (i) ensure focus on critical Company objectives and goals that support the achievement of the Company’s mission; (ii) ensure alignment of both team and individual objectives and activities with those identified for the Company; (iii) ensure individual rewards are linked to the performance of the Company to predetermined goals and metrics; and (iv) motivate and reward strong team and individual performance.

All employees, including executives, participate in the Short-Term Incentive Plan, which provides an annual cash award based on Company and individual contributions toward defined Company performance metrics.

The Chief Executive Officer is eligible for an incentive of up to 30% of base salary under the Short-Term Incentive Plan.  The Chief Financial Officer is each eligible for an incentive of up to 25% of base salary.

The Corporate Performance Goals for 2010:

a)	Focus on continued growth of Clinical product sales globally;
b)	Raise sufficient capital to take the Company to cash flow positive state by the end of 2011;
c)	Focused Cardiac product revenue growth in international territories especially in China, Europe, and the Middle East;
d)	Petition FDA for NT-proBNP CLIA-waiver;
e)	Complete clinical trial for next-generation Troponin l assay; and
f)	Pursue other clinical diagnostic players (i.e., tumour markers, renal disease monitoring, gynaecological diagnostics, coagulation, TDM, dental pathogens, etc.).

Following a year-end assessment the Board reviews and approves the aggregate of all awards payable and such awards are paid out within the first six months of the following year.  In 2010, in order to conserve cash, the Senior Executives and the Board decided not to pay out short term incentive awards for the year.

3.	Stock Options

The purposes of the 2008 Stock Option Plan are (i) to provide the Company with a share-related mechanism to attract, retain and motivate qualified executives, employees and consultants; (ii) provide such individuals with an incentive to contribute toward the long-term goals of the Company; (iii) to encourage such individuals to acquire Shares as long-term investments.

All eligible employees, including executives, participate in the 2008 Stock Option Plan. Options within the ranges specified for their position are granted to employees for performance and retention.

The Compensation Committee of the Board reviews and approves the recommended stock option grants.

4.	Perquisites

Certain executive officers benefit from automobile and accommodation allowances. The 2010 annual value of perquisites for each of the Chief Executive Officer and Chief Scientific Officer were, in aggregate, worth less than $50,000 or 10% of such senior executive officer’s total salary for the year ended 31 December, 2010.

Performance Graph

The following graph shows the total cumulative return over five years for a shareholder of Response on an investment of $100 compared to the S&P/TSX composite index.

	2005	2006	2007	2008	2009	2010
RBM	100	146	162	18	26	7
S&P/TSX	100	115	123	80	104	119

Response’s total shareholder return decreased 93% over the last five years.  Response’s share price climbed 62% from 2005 to 2007, prior to a severe decline in 2008.  The decline in late 2008 was consistent with that of the broader market decline as shown in the S&P/TSX composite index and rose slightly but remained low throughout 2009 and fell further in 2010 (see graph).  In comparing Named Executive Officer compensation over the same five-year period, total compensation increased by 35% compared to the cumulative 93% erosion in shareholder return.  The 35% increase in salaries from 2005 to 2010 was due to personnel changes in the CEO and COO positions and resulted from market-based salaries required to attract appropriate personnel to replace the incumbents.  The Compensation Committee is of the view that the market price of our Shares in 2010 has been predominately affected by external factors over which we have no control and does not reflect our overall performance.

Particulars of Named Executive Officer Compensation

Set out below are particulars of compensation paid by the Company to the following persons (the “Named Executive Officers”):

(a)	The Company’s CEO;
(b)	The Company’s CFO;
(c)
Each of the Company’s three most highly compensated executive officers, other than the Chief Executive Officer and Chief Finance Officer, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000 per year; and

(d)
Any additional individuals for whom disclosure would have been provided under (c) but for the fact that the individual was not serving as an officer of our Company at the end of the most recently completed financial year.

As at 31 December 2010, the Company had the following Named Executive Officers: S. Wayne Kay, Chief Executive Officer, Livleen Kaler, Chief Financial Officer, and Dr. Paul C. Harris, Chief Scientific Officer.

Summary Compensation Table

The following table is a summary of compensation paid or payable to the Named Executive Officers for each of the Company’s three most recently completed financial years:

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)3		Pension value ($)	All other compensation ($)4	Total compensation ($)
					Annual Incentive	Long-Term Incentive
S. Wayne Kay Chief Executive Officer	2010 2009 2008	364,095 403,224 369,112	N/A	20,000 Nil 30,000	Nil Nil 85,684	N/A	N/A	Nil Nil Nil	384,095 403,224 484,796
Livleen Kaler5 Chief Financial Officer	2010 2009 2008	150,000 142,160 N/A	N/A	Nil 13,500 N/A	Nil Nil N/A	N/A	N/A	Nil Nil Nil	150,000 155,660 N/A
Duane A. Morris6 Chief Operating Officer	2010 2009 2008	447,820 259,215 237,286	N/A	Nil Nil 15,000	Nil Nil 130,213	N/A	N/A	Nil Nil	447,820 259,215 382,499

Paul C. Harris, PhD Chief Scientific Officer	2010 2009 2008	171,011 171,045 209,797	N/A	4,500 Nil 6,000	Nil Nil 68,14	N/A	N/A	Nil Nil Nil	175,511 171,045 283,937
Ingo Beck Senior Director, Manufacturing	2010 2009 2008	171,873 N/A N/A	N/A	Nil N/A N/A	Nil N/A N/A	N/A	N/A	Nil N/A N/A	171,873 N/A N/A

Incentive Plan Awards

Long-Term Incentive Plans

The Company has no long-term incentive plan in place and there were no awards made under any long-term incentive plan to the Named Executive Officers during the Company’s most recently completed financial year.  A “Long-Term Incentive Plan” is a plan under which awards are made based on performance over a period greater than one financial year, other than a plan for options, stock appreciation rights or restricted share or unit compensation.

3 2008 Short Term Incentive includes amounts paid in 2008 for incentives earned in 2007

4 Perquisites and other personal benefits do not exceed the lesser of $50,000 or 10% of the total annual salary for any Named Executive Officer

5 Livleen Kaler was appointed Chief Financial Officer effective 10 June 2009.  For 2009, the compensation noted also includes her income from 1 January 2009 until 9 June 2009, when she served as our Director, Finance & Administration

6 Duane A. Morris ceased to be the Chief Operating Officer on October 29, 2010.  The 2010 salary figure includes an amount payable in April 2011

Stock Options

The Company’s 2008 Stock Option Plan, which governs the Company’s issuance of stock options and bonus shares, was approved by shareholders at the Company’s 2008 Annual General Meeting.

The Board of Directors has the sole discretion to grant options to any executives, employees and consultants (collectively, the “Eligible Individuals”) on the terms set out in the 2008 Stock Option Plan, provided no option may be granted to a consultant that is in the United States unless the consultant is a natural person providing bona fide services to the Company.  As of the date of this Information Circular, there are currently 785,828 options issued and 506,226 options available for grant, being 2% and 1% of the total number of issued and outstanding Shares respectively.  In any one-year period, insiders of the Company are entitled to, in aggregate, a maximum number of options equal to 10% of the total number of issued and outstanding Shares.  In any one-year period, any Eligible Individual is entitled to a maximum number of options equal to 5% of the total number of issued and outstanding Shares.

The Board of Directors sets the exercise price of an option in their sole discretion, subject to the requirement that the exercise price be no lower than market value.  Market value is determined by the closing price of the Shares on its primary organized trading facility, or as determined to be fair value by the Board of Directors.  Options granted under the 2008 Stock Option Plan vest according to the vesting schedule of the respective option agreement, as determined by the Board of Directors, subject to acceleration at the discretion of the Board of Directors.  The expiry date of options shall be not later than the tenth anniversary of the date the options were granted.

The option holder’s entitlement to options which are granted under the 2008 Stock Option Plan but which remain unexercised ceases upon the Eligible Individual no longer holding office, or when the employment of the Eligible Individual is terminated for any reason, including resignation.  Options, which are granted to any Eligible Individual, also expire six months after death or disability of that Eligible Individual. Options are non-assignable, except in certain conditions related to death or disability.

The 2008 Stock Option Plan may be amended in accordance with the terms thereof.  The Company does not provide financial assistance to Eligible Individuals the 2008 Stock Option Plan.

The following table sets forth information concerning all awards outstanding for each Named Executive Officer during the Company’s most recently completed financial year.

Equity Compensation Plan Information

The following table sets forth information concerning the issuance of Shares under the 2008 Stock Option Plan for the financial year ended December 31, 2010.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a) (c)
Equity compensation plans approved by securityholders	853,938	$5.27	438,122
Equity compensation plans not approved by securityholders	Nil	N/A	N/A
Total	853,938	$5.27	438,122

Outstanding Share-Based Awards and Option-Based Awards

	Option-based Awards				Share-based Awards
Name	Number of Securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)7	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
S. Wayne Kay Chief Executive Officer	150,000 50,000 50,000	10.70 1.20 0.43	Sept 11, 2012 Dec 02, 2013 Nov 09, 2015	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil
Livleen Kaler Chief Financial Officer	10,000 5,000 15,000	8.80 1.20 1.50	Apr 3, 2012 Dec 2, 2013 Jun 19, 2014	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil
Duane Morris Chief Operating Officer	Nil
Paul C. Harris, PhD Chief Scientific Officer	12,500 8,750 8,750 10,000 12,500	5.80 5.20 8.80 1.20 0.41	Mar 06, 2011 Oct 03, 2011 Dec 04, 2012 Dec 02, 2013 Dec 01, 2015	Nil Nil Nil Nil	N/A N/A N/A N/A	Nil Nil Nil Nil
Ingo Beck Senior Director Manufacturing	Nil

7 In-the-money options are those where the market value of the underlying securities as at the most recent financial year-end exceeds the option exercise price.  The market value, if any, is calculated as the closing market price of the Company’s shares as at 31 December 2010, (i.e. financial year end) on the TSX, which was $0.345 less the exercise price for each option

The following table sets forth information concerning the value of all awards that have vested or been earned by each of the Named Executive Officers for the financial year ended December 31, 2010.

Incentive Plan Awards

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)8	Non-equity incentive plan compensation – Value earned during the year ($)
S. Wayne Kay Chief Executive Officer	Nil	N/A	N/A
Livleen Kaler Chief Financial Officer	Nil	N/A	N/A
Paul C. Harris, PhD Chief Scientific Officer	Nil	N/A	N/A

Termination of Employment, Change in Responsibilities and Employment Contracts

Of the Named Executive Officers serving at the end of the most recently completed financial year, S. Wayne Kay, Livleen Kaler, and Dr. Paul C. Harris have employment agreements with the Company.  Following is a brief description of the material terms and conditions of each of these agreements.

Employment Agreement - S. Wayne Kay

Effective September 11, 2007, the Company entered into an employment agreement with Mr. Kay pursuant to which he agreed to provide his services to the Company in the capacity of Chief Executive Officer for a term to continue until terminated. Under the agreement, Mr. Kay is: (i) paid an annual salary of U.S. $350,000 equalized for taxes paid as a result of being employed by a Canadian versus US employer; (ii) eligible to participate in the 2008 Stock Option Plan, with an initial grant of an option to purchase up to 1,500,000 Shares of the Company; (iii) eligible to participate in the Company’s employee medical, dental and life insurance plans; (iv) eligible to be reimbursed for reasonable out-of-pocket expenses including commuting and accommodation costs of up to $2,000 per month; and (v) eligible to earn incentive bonuses for nominally 30% of his annual salary.  The agreement provides for a severance payment of one month’s salary in the event that there is cause for dismissal.  The agreement further provides for a salary continuation equal to 12 months’ salary plus two additional months’ salary for each year he is employed by the Company up to a maximum of 18 months in the event that the Company terminates Mr. Kay’s employment without cause.  The agreement provides that within 30 days of a change of control of the Company Mr. Kay may voluntarily terminate his employment by providing written notice to the Company. The termination and end of employment will be effective six months from the date of the notice.  Mr. Kay will be paid and continue to be employed for the six month period and then he will be entitled to a lump sum payment equal to 24 months’ salary and if the transaction in which the change in control occurs is effected at a value that reflects or implies a market capitalization:  (a) equal to or greater than U.S. $100 million but less than U.S. $150 million, an additional lump sum payment of 0.01 times that market capitalization; or (b) equal to or greater than U.S. $150 million, an additional lump sum payment of U.S. $1.5 million, such payments to be made within six months after termination and end of his employment.

8 The market value is calculated as the closing market price of the Company’s shares as at 31 December 2010, (i.e. financial year-end) on the TSX, which was $0.345 less the exercise price for each option

Employment Agreement – Livleen Kaler

Effective 9 June 2009, we entered into an employment agreement with Ms. Kaler pursuant to which she agreed to provide her services to the Company in the capacity of Chief Financial Officer for a term to continue until terminated.  Under the agreement, Ms. Kaler is: (i)paid an annual salary of $150,000; (ii)eligible to participate in the 2008 Stock Option Plan, with an initial grant of an option to purchase up to 150,000 Shares and a subsequent grant of an option to purchase up to 150,000 Shares for a total of 300,000 shares; (iii) eligible to participate in our employee medical, dental and life insurance plans; (iv) eligible to be reimbursed for reasonable out-of-pocket expenses; and (v) eligible to earn incentive bonuses for nominally 25% of her annual salary.  The agreement provides for a severance payment of one month’s salary in the event that there is cause for dismissal.  The agreement further provides for a severance payment equal to 3 months salary plus two additional months’ salary for each year she is employed by the Company up to a maximum of 18 months in the event that the Company terminates Ms. Kaler’s employment without cause.  The agreement provides that within thirty (30) days of a change of control of the Company Ms. Kaler may voluntarily terminate her employment by providing written notice to the Company. The termination and end of employment will be effective six months from the date of termination, or earlier if agreed to by the acquiring Company. In such a case Ms. Kaler will be paid and continue to be employed for six months and then she will be entitled to a lump sum payment equal to 12 months of salary.

Employment Agreement - Paul C. Harris, PhD

Effective 1 January 2008, the Company entered into an employment agreement with Dr. Harris pursuant to which he agreed to provide his services to the Company in the capacity of Chief Scientific Officer for a term to continue until terminated.  Under the agreement, Dr. Harris is: (i) paid an annual salary of U.S. $214,300; (ii) eligible to participate in the 2008 Stock Option Plan; (iii) eligible to participate in the Company’s employee medical, dental and life insurance plans; (iv) eligible to be reimbursed for reasonable out-of-pocket expenses; and (v) eligible to earn incentive bonuses for nominally 40% of his annual salary.  The agreement provides for a severance payment of one month’s salary in the event that there is cause for dismissal.  The agreement further provides for a severance payment equal to three months’ salary plus two additional months’ salary for each year he is employed by the Company or under contract to the Company up to a maximum of 12 months in the event that the Company terminates Dr. Harris’ employment without cause.  The agreement provides that within 30 days of a change of control of the Company Dr. Harris may voluntarily terminate his employment by providing written notice to the Company. The termination and end of employment will be effective six months from the date of termination, or earlier if agreed to by the acquiring company.  In such a case, Dr. Harris shall be paid and continue to be employed for said six months and then he will be entitled to 12 months of severance payment in a lump sum.

Compensation of Directors

During our fiscal year ended 31 December 2010, no director who is not also a Named Executive Officer, received compensation for services provided to us in his or her in their capacity as directors.

Effective 1 January 2008 non-management board members received an annual retainer of $12,000 and board of director meeting fees of $750 for local residents for local board of director meetings and $1,500 for non-local residents and meetings with no additional fees to be paid for committee meetings.  For the year ended 31 December 2010 fees totalling $79,500 were incurred of which $40,250 remained outstanding and are included in the balance of accrued liabilities.

Director Compensations - 2010

Name	Fees earned ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Richard J. Bastiani, PhD	18,000	NA	Nil	NA	NA	Nil	18,000
Richard K. Bear	16,500	NA	Nil	NA	NA	Nil	16,500
Anthony F. Holler, MD	15,000	NA	Nil	NA	NA	Nil	15,000
Todd R. Patrick	18,000	NA	Nil	NA	NA	Nil	18,000
Ian A. Webb 9	4,750	NA	Nil	NA	NA	Nil	4,750
Peter Thompson 10	7,250	NA	Nil	NA	NA	Nil	7,250
Jonathan Wang 11	Nil	NA	Nil	NA	NA	Nil	Nil

CORPORATE GOVERNANCE PRACTICES

The Board is required to supervise the management of the business and affairs of the Company.  In November 2006, the Board adopted a formal written mandate, which defined its stewardship responsibilities.  This mandate was prepared in light of the adoption of National Instrument 52-110 – Audit Committees (“NI 52-110”), National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 - Corporate Governance Guidelines (“NP 58-201”) and, together with NI 58-101, the “Corporate Governance Disclosure Rules”).

The Board believes that good corporate governance is important to the effective performance of the Company and plays a significant role in protecting shareholders’ interests and maximizing shareholder value.

The Corporate Governance Disclosure Rules have established guidelines for effective governance of public companies.  The Board is of the view that the Company’s system of corporate governance generally meets or exceeds these guidelines.

9 Ian Webb resigned as a Director of the Board of Response Biomedical on May 4th, 2010.

10 Peter Thompson joined as a Director of the Board of Response Biomedical on July 27, 2010

11 Jonathan Wang joined as Director of the Board of Response Biomedical on July 27, 2010

The Company’s corporate governance practices are compared with the NI 58-101 guidelines for effective corporate governance in Schedule “A” to this Information Circular.

Composition of the Board

The Board currently consists of seven Directors, six of whom, Dr. Richard Bastiani, Richard Bear (not standing for re-election), Dr. Anthony Holler, Todd Patrick (not standing for re-election) Dr. Peter Thompson and Dr. Jonathan Wang, qualify as independent Directors under NI 52-110, are independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with their ability to act in the best interests of the Company.  S. Wayne Kay is a Director who is not independent due to his management position with the Company.

The following table outlines other reporting issuers that board members are directors of:

BOARD MEMBER	REPORTING ISSUER
Richard Bastiani	Abaxis Inc.
Richard Bear	CRH Medical Corporation
Anthony Holler	CRH Medical Corporation Invior Medical Inc. Trevali Reources Corp.
S. Wayne Kay	-
Todd Patrick	-
Peter Thompson	-
Jonathan Wang	-

The non-management directors meet separately at regularly scheduled Board meetings and periodically as required. Since January 1, 2010, four (4) such meetings have occurred. The Board believes such meetings are sufficient to facilitate open and candid discussions.

Since 1 January 2010, the Board of Directors held thirteen (13) meetings.  The attendance records of each of the Directors for the most recently completed financial year are set out on page 25 of the Information Circular.

Dr. Richard Bastiani, has served as the Chairman of the Board since March 30, 2006, and meets all the applicable “independence” standards. The role of the Chairman is charged with the responsibility of leading the Board and organizing it to function in partnership with, but independently of, management of the Company in order to facilitate the achievement of the goals of the Company, including sustainable growth and maximizing Shareholder value. The Chairman is also charged with providing appropriate oversight of the management of the ongoing business and affairs of the Company and fostering and supporting ethical and responsible decision making.

Board Committees

The Board has established three committees:  the Audit Committee, the Compensation Committee and the Nomination and Corporate Governance Committee.  Each committee operates in accordance with the Board’s formal written mandate, which defines its stewardship responsibilities.  The following is a description of the composition and mandate for each of the committees of the Board.

Audit Committee

Pursuant to the provisions of the Business Corporations Act (British Columbia), the Company is required to have an audit committee, which, at the present time, is comprised of the Chairman Richard Bear (independent and financially literate), Todd Patrick (independent and financially literate), Dr. Richard J. Bastiani (independent and financially literate), and Dr. Peter Thompson (independent and financially literate).

The Audit Committee assists the Board of Directors in its oversight functions as they relate to the integrity of the Company’s financial statements and accounting processes, and the independent auditor’s qualifications and independence.  In this regard, the Audit Committee has primary responsibility for the Company’s financial reporting, accounting systems and internal controls.  The full text of the Audit Committee’s charter, which sets out its detailed responsibilities, is attached as Exhibit 15.1 to the Company’s annual information form (Form 20-F) dated 31 March 2009.

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as follows:  requests for services are normally made by the Company’s CFO & Vice President Finance & Administration to the Audit Committee; if approved by the Audit Committee, the request and approval are forwarded to the external auditors; and no matter the source of the request, the external auditors will confirm approval with the Chairman of the Audit Committee prior to initiating any non-audit services.

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees12	Tax Fees 13	All Other Fees14
2010	$131,709	$6,189	Nil	$9,926
2009	$210,533	$116,905	$5,550	$77,493

Compensation Committee

The current members of the Compensation Committee are Dr. Anthony Holler (Chair), Todd Patrick (not standing for re-election) and Dr. Jonathan Wang, both of whom are independent for purposes of the Corporate Governance Disclosure Rules.

The Compensation Committee provides, on behalf of the Board, review, oversight and approval of the Company’s policies, practices and procedures relating to human resources to ensure ongoing, long-term development and deployment of high-calibre senior management resources.  The duties and responsibilities of the Compensation Committee are as follows:

12 Fees charged for assurance and related services reasonably related to the performance of an audit, and not included under "Audit Fees".  In 2009, includes fees related to SOX compliance

13 Fees charged for tax compliance, tax advice and tax planning services

14 Fees incurred in relation to the public offering in May 2009, recorded to share issue costs

(a)
To review and make recommendations to the Board on the annual corporate goals and objectives related to the compensation of the CEO and other senior officers, to evaluate the performance of the CEO in light of these goals and objectives and to recommend the level of the different components of the CEO’s compensation based on the evaluation of the CEO’s performance and the competitive compensation paid to other CEOs in the relevant comparator group;

(b)	To determine, in consultation with management, the general compensation philosophy and oversee the development of compensation policies and programs for the Company;

(c)	To make recommendations to the Board on the compensation of senior officers;

(d)	To make recommendations to the Board on compensation generally;

(e)
To determine, review and make recommendations to the Board on the Company’s short-term and long-term incentive plans (including without limitation, its stock option plan, if any) and to advise on their use, from time to time;

(f)	To review and make recommendations to the Board on issues that may arise in relation to any senior officer employment contract;

(g)	To make recommendations to the Board with respect to any severance or similar termination payments proposed to be made to any current or former senior officer;

(h)	To deliver an annual report to shareholders on executive compensation; and

(i)	Any other duties or responsibilities expressly delegated to the Committee by the Board from time to time relating to the Company’s compensation programs.

The Compensation Committee reviews and makes recommendations to the Board in respect of the overall compensation strategy, salary and benefits, and succession planning of the executive officers of the Company.  In addition, the Compensation Committee is responsible for reviewing any agreements with executive officers that may address retirement, termination of employment or special circumstances, and for the general compensation structure, policies and incentive programs of the Company, including the administration of the 2008 Stock Option Plan, and for delivering an annual report to shareholders on executive compensation.  The Compensation Committee annually reviews and makes recommendations to the Board for approval with respect to annual and long-term corporate goals and objectives relevant for determining the compensation for the Chief Executive Officer and annually reviews the performance of the Chief Executive Officer relative to the goals and objectives established.

Nomination and Corporate Governance Committee

The Nomination and Corporate Governance Committee of the Company is currently composed of Dr. Peter Thompson (Chair), Dr. Anthony Holler, Richard Bear (not standing for re-election) and Todd Patrick (not standing for re-election), all of whom are independent Directors.  The duties and responsibilities of the committee are as follows:

(i)	To oversee the effective functioning of the Board;

(ii)	To oversee the relationship between management and the Board and to recommend improvements in such relationship to the Board;

(iii)
To take initiatives, at such times as are desirable or necessary, to ensure that the Board can function independently of management, including without limitation, recommending to the Board: (i) mechanisms to allow Directors who are independent an opportunity to discuss issues in the absence of management; and, (ii) authorizing the engagement of outside advisors including legal, accounting and financial advisors by individual Directors at the Company’s expense;

(iv)	To periodically review and make recommendations to the Board with respect to:

(a)	The size and composition of the Board, with a view to promoting effectiveness and efficiency;

(b)	The appropriateness of the committees of the Board, their mandates and responsibilities and the allocation of Directors to the committees;

(c)	The appropriateness of the terms of the mandate and responsibilities of the Board;

(d)	With the assistance of the Compensation Committee, the compensation of the Directors in light of time commitments, comparative fees, risks and responsibilities;

(e)	The directorships held by the Company’s Directors and Officers in other corporations;

(f)	The Company’s nominees on the Boards of Directors of its subsidiaries; and

(g)	The Chairman of the Board and the appropriateness of the duties and responsibilities of the Chairman of the Board.

(v)
To recommend nominees for election as Directors of the Company, taking into account the competencies, skills and personal qualities required to add value to the Company and the functioning of the Board and its committees; and

(vi)
To carry out any other duties or responsibilities expressly delegated to the Committee by the Board and to undertake such other initiatives as are needed to assist the Board in providing efficient and effective corporate governance for the benefit of shareholders and other stakeholders of the Company.

Summary of Attendance of Directors

The following table sets out the attendance of Directors at Board meetings and meetings of the committees of the Board of which they were members during the year ended 31 December 2010:

Director	Board	Audit	Compensation	Nomination and Corporate Governance
	13 meetings	3 meetings	4 meetings	1 meeting
Dr. Richard J. Bastiani	13/13	3/3	N/A	N/A
Richard Bear	12/13	3/3	N/A	1/1
Dr. Anthony F. Holler	13/13	N/A	4/4	1/1
S. Wayne Kay	12/13(1)	N/A	4/4	1/1
Todd Patrick	13/13	3/3	N/A	1/1
Dr. Peter Thompson 15	6/6	1/1	2/-2	1/1
Dr. Jonathan Wang 16	5/6	N/A	2/2	N/A

Code of Ethical Conduct

As part of its stewardship responsibilities, in November 2006, the Board of Directors adopted a formal “Code of Business Conduct and Ethics” (the “Code”) which was designed to deter wrong-doing and to promote honest and ethical conduct and full, accurate and timely disclosure.  The Code is applicable to all of the Company’s directors, officers and employees.  The full text of the Code is available free of charge to any person upon request from the Senior Director Administration and Corporate Communications at 1781 - 75th Avenue W, Vancouver, British Columbia, Canada V6P 6P2; Telephone (604) 456-6010; Facsimile (604) 456-6066; Email: pmassitti@responsebio.com.

Interest of Insiders in Material Transactions

None of the insiders of the Company, nor any proposed nominee for election as a Director of the Company, nor any associate or affiliate of such insider or proposed nominee, has any direct or indirect material interest in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which materially affected or would materially affect the Company or any of its subsidiaries, other than as disclosed herein.

Interest of Certain Persons in Matters to be Acted Upon

Except as otherwise disclosed herein, no Director, executive officer, nominee for election as a Director, or associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

15 Wayne Kay was excluded from participating in one of the Board Meetings

16 Drs. Peter Thompson and Jonathan Wang joined the Board on 27 July 2010

Indebtedness of Directors and Senior Officers

No Director, executive officer, nominee for election as a Director or associate of any such Director, executive officer or proposed nominee, is or has been indebted to the Company or its subsidiaries at any time since the beginning of the last completed financial year of the Company.

Additional Information

Additional information relating to the Company is available under the Company’s SEDAR profile at www.sedar.com.  Financial information relating to the Company is provided in the Company’s comparative audited annual financial statements and related management’s discussion and analysis for the most recent fiscal year.

Shareholders may obtain a copy of the Company’s audited annual financial statements and related management’s discussion and analysis upon request to the Senior Director Administration and Corporate Communications at 1781 - 75th Avenue W, Vancouver, British Columbia, Canada V6P 6P2; Telephone (604) 456-6010; Facsimile (604) 456-6066; Email: pmasitti@responsebio.com.

SCHEDULE “A”

Corporate Governance Guidelines

Governance Disclosure Guidelines under National Instrument 58-101 Disclosure of Corporate Governance Practices
1. Board of Directors
The Board currently consists of seven Directors, six of whom, Dr. Richard Bastiani, Richard Bear (not standing for re-election), Dr. Anthony Holler, Todd Patrick (not standing for re-election), Dr. Peter Thompson and Dr. Jonathan Wang, qualify as independent Directors, are independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with their ability to act in the best interests of the Company.  S. Wayne Kay is a Director who is not independent due to his management position with the Company.

2. Board Mandate
The Board has adopted a formal written mandate, which defines its stewardship responsibilities. The terms of the Board of Directors Mandate are attached hereto as Exhibit 1 to this Schedule “A”.
3. Position Descriptions
The Board has adopted a written position description for the Chairman of the Board, titled “Duties and Responsibilities of the Chairman of the Board”. The Chairman of each committee has been provided with a mandate for the committee and has accepted leadership responsibilities for ensuring fulfilment of the applicable mandate. The Board believes that each Chairman is sufficiently skilled through education and experience to lead the respective committee. The Board has adopted a written position description for the Chief Executive Officer, titled “Duties and Responsibilities of the CEO”.

4. Orientation and Continuing Education
Management provides educational presentations and tours of the Company’s facilities to new Board members.  In addition, the Company has developed a Board Manual, which outlines the salient information about the Company necessary for Directors to serve effectively.  Most Board meetings are held at the Company’s premises, often including presentations by various functional areas, to give Board members additional insight into the business. The Company supports and encourages Board members to engage in ongoing Director education in particular areas to maintain the skill and knowledge necessary to effectively perform their duties.

5. Ethical Business Conduct
The Board has adopted a written Code of Business Conduct and Ethics (the “Code”) governing Directors, Officers and employees.  The Board monitors compliance with the Code by ensuring that all employees have read and understood the Code and by charging management with bringing to the Board’s attention any issues that arise with respect to the Code

There has been no conduct of a Director or executive officer that constitutes a departure from the Code, and no material change report in that respect has been filed.

Directors must disclose to the Chairman any instances in which they perceive they have a material interest in any matter being considered by the Board; and if it is determined there is a conflict of interest, or that a material interest is held, the conflict must be disclosed to the full Board.  In addition, the interested Board member must refrain from voting and exit the meeting while the Board is considering the transaction at issue.

The Company’s Audit Committee is responsible for setting the standards of business conduct contained in the Code and for overseeing and monitoring compliance with the Code.  The Code also sets out mechanisms for the reporting of unethical conduct.

Governance Disclosure Guidelines under National Instrument 58-101 Disclosure of Corporate Governance Practices
6. Nomination of Directors
All members of the Board are tasked with recommending individuals they believe are suitable candidates for the Board.  The Nomination and Corporate Governance Committee identifies, reviews the qualifications of and recommends to the Board possible nominees for election or re-election to the Board at each annual general meeting of the Company and identifies, reviews the qualifications of and recommends to the Board possible candidates to fill vacancies on the Board between annual general meetings.  The Nomination and Corporate Governance Committee also periodically reviews and makes recommendations to the Board with respect to the composition of the Board.

All members of the Nomination and Corporate Governance Committee are outside, non-management and independent Directors in accordance with the Corporate Governance Disclosure Rules.

The Nomination and Corporate Governance Committee oversees the effective functioning of the Board and annually reviews and makes recommendations to the Board with respect to: (i) the composition of the Board; (ii) the appropriateness of the committees of the Board, their mandates and responsibilities and the allocation of Directors to such committees; and (iii) the appropriateness of the terms of the mandate and responsibilities of the Board.

7. Compensation
The Company’s Compensation Committee, with the assistance of selected members of management, reviews overall compensation policies, compares them to the overall industry, and makes recommendations to the Board on the compensation of executive officers and the Board.

The Compensation Committee is comprised of two Directors, each of whom is an independent Director for the purposes of the Corporate Governance Disclosure Rules.

The Compensation Committee determines the salary and benefits of the executive officers of the Company, determines the general compensation structure, policies and programs of the Company, administers the Company’s stock option plans and delivers an annual report to shareholders on executive compensation.

In addition, the Compensation Committee reviews and makes recommendations to the Board for approval with respect to the annual and long-term corporate goals and objectives relevant to determining the compensation of the CEO.

No compensation consultants have been retained.

8. Other Board Committees
The Board may, from time to time, appoint additional committees to deal with particular issues but there are currently no additional standing committees.
9. Assessments
The CEO is assessed each year on the basis of the objectives set out by the Board for his position, his performance throughout the year and his ability to execute on long-term strategy.  The CEO is assessed first by the Compensation Committee and then by the Board as a whole.

The Board has also appointed a Nomination and Corporate Governance Committee, which proposes and makes recommendations to the Board with respect to: (i) the composition of the Board; (ii) the appropriateness of the committees of the Board, their mandates and responsibilities and the allocation of Directors to such committees; and, (iii) the appropriateness of the terms of the mandate and responsibilities of the Board.

No formal assessments of existing Board members were carried out in 2010.

EXHIBIT 1 TO SCHEDULE “A”

Mandate and Responsibilities of the Board of Directors
(Adopted by the Board of Directors on 10 November 2006)

A.	STEWARDSHIP RESPONSIBILITY

Subject to the Articles of Response Biomedical Corporation (the “Company”) and applicable law, the Board of Directors (the “Board”) of the Company has the responsibility to supervise the management of the business and affairs of the Company including without limitation a stewardship responsibility to:

1.	Oversee the conduct of the business of the Company;
2.	Provide leadership and direction to management;
3.	Evaluate management;
4.	Set policies appropriate for the business of the Company;
5.	Approve corporate strategies and goals; and,
6.	Nominate Directors.

The day-to-day management of the business and affairs of the Company is delegated by the Board to the Chief Executive Officer (“CEO”).  The Board will give direction and guidance through the CEO to management and the CEO will keep management informed of the Board’s evaluation of the senior officers in achieving and complying with established goals and policies.

B.	COMPOSITION, PROCEDURES AND ORGANIZATION

1.	The Board shall:

a.	Before each annual general meeting, recommend nominees to the shareholders for election as Directors for the ensuing year;
b.	Identify, review the qualifications of, and approve candidates to fill vacancies on the Board between annual general meetings;
c.	Appoint such committees of the Board as it deems appropriate and appoint the chair of each committee;
d.	Establish the mandate, duties and responsibilities of each committee of the Board;
e.	Elect a Chairman of the Board and, when desirable, a Vice-Chairman of the Board, and establish their duties and responsibilities;
f.	Appoint a CEO of the Company and establish the duties and responsibilities of the CEO; and,
g.	On the recommendation of the CEO, appoint the senior officers of the Company and approve the senior management structure of the Company.
2.
A principal responsibility of the Chairman of the Board is to manage, and act as the chief administrative officer of, the Board with such duties and responsibilities as the Board may establish from time-to-time.

The Board shall meet not less than four times during each year and will endeavor to hold one meeting in each quarter generally.  The Board will also meet at any other time at the call of the Chairman of the Board or, subject to the Articles of the Company, the CEO or any Director.

C.	DUTIES AND RESPONSIBILITIES

The Board has the following specific duties and responsibilities:

1.
Approve, supervise and provide guidance on the strategic planning process.  The CEO and senior management team will have direct responsibility for the ongoing strategic planning process and the establishment of long-term goals for the Company, which are to be reviewed and approved by the Board.  The Board will provide guidance to the CEO and senior management team on the Company’s ongoing strategic plan.  Based on the reports from the CEO, the Board will monitor the success of management in implementing the approved strategies and goals;

2.	Identify the principal risks of the Company’s business and use reasonable steps to ensure the implementation of appropriate systems to manage these risks;

3.
Use reasonable steps to ensure that the Company has management of the highest calibre.  This responsibility is carried out primarily through the appointment of the CEO as the Company’s business leader.  The Board will assess, on an ongoing basis, the CEO’s performance against criteria and objectives established by the Board from time to time.  The Board will also use reasonable steps to ensure that the CEO has in place adequate programs to train, develop and assess the performance of senior management;

4.	Keep in place adequate and effective succession plans for the CEO and senior management;

5.	Place limits on management’s authority as may be determined advisable by the Board;

6.	Oversee the integrity of the Company’s internal control and management information systems;

7.	Monitor the Company’s communications policy;

8.	Require that the Board be kept informed of the Company’s material activities and performance and take appropriate action to correct inadequate performance;

9.	Approve all significant capital plans and establish priorities for the allocation of funds to ongoing operations and capital projects;

10.	Approve all single expenditure items proposed by the Company exceeding $250,000 not provided for in any approved capital plan;

11.	Provide for the independent functioning of the Board;

12.	Adopt a formal code of business ethics that governs the behaviour of its Directors, Officers and employees and monitor compliance with the code of conduct and grant any waivers;

13.	Provide advice and counsel to management on significant issues;

14.	Review and approve any significant policies of the Company; and

15.	Oversee the quality and integrity of the Company’s accounting and financial reporting systems, disclosure controls and internal controls.

The duties and responsibilities set out above do not extend, and are not to be interpreted as extending, the obligations and liabilities of the Directors beyond those imposed by applicable law and in each case are subject to the Articles of the Company and applicable law.